Exhibit 99.1




REPORT OF THE GROUP AUDITORS TO THE DIRECTORS OF ISOTIS SA

As auditors of the Group, we have audited the consolidated financial statements (consolidated statement of income and expenses, consolidated balance sheet, consolidated statement of changes in shareholders' equity, consolidated statement of cash flows and notes) of Modex Therapeutiques SA and its subsidiary for the eleven-month period ended November 30, 2002 with comparative information for the years ended December 31, 2001 and 2000.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (IFRS), and comply with Swiss Law.

Ernst & Young Ltd
Geneva, Switzerland, August 28, 2003





/s/ Mark Hawkins                                /s/ Stuart A. Reid
----------------------------                    ----------------------------



Mark Hawkins                                    Stuart Reid
Chartered Accountant                            Chartered Accountant
(Auditor in charge)